Aurus Advisors, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net loss	$	(7,611)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
Unrealized loss		719
(Increase) decrease in:		
Accounts receivable		(32,188)
Increase (decrease) in:		
Accrued expenses		800
Commissions payable		36,393
Due to stockholder		1,636
Net Cash Used in Operating Activities		(251)
Net Decrease in Cash and Cash Equivalents		(251)
Cash and cash equivalents at beginning of year		35,880
Cash and Cash Equivalents at End of Year	$	35,629

See accompanying notes to the financial statements.